

Mail Stop 3030

June 25, 2010

<u>VIA U.S. MAIL</u>

Toshizo Tanaka
Executive Vice President and CFO
Canon, Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re: Canon, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-15122**

Dear Mr. Tanaka:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief